
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BandwagonFanClub Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> September 17, 2015

Physical address of issuer
400 Birnie Street, Suite J, Greenville, SC 29611

Website of issuer
www.bandwagonfanclub.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
PrimeTrust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
December 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$13,220	$61,634
Cash & Cash Equivalents	$12,170	$60,667
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$25,000
Long-term Debt	$242,500	$35,000
Revenues/Sales	$41,006	$59,443
Cost of Goods Sold	$15,789	$6,993
Taxes Paid	$0.00	$0.00
Net Income	$(367,375)	$(200,591)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 17, 2018

FORM C

Up to $1,070,000.00

BandwagonFanClub Inc.

BANDWAGON

Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by BandwagonFanClub Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,00.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,00.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.bandwagonfanclub.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is August 17, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year.

Once posted, the annual report may be found on the Company's website at: www.bandwagonfanclub.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company was formed on May 16, 2014 as a South Carolina limited liability company organized under the name of Bandwagon LLC and was converted to a Delaware corporation and renamed BandwagonFanClub Inc. on September 17, 2015.

The Company is located at 400 Birnie Street, Suite J, Greenville, SC 29611.

The Company's website is www.bandwagonfanclub.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company provides analytics and identity management software solutions to sports organizations, festivals, and any ticketed live event (collectively, "***Asset Creators***"). We also work with technology stakeholders around the fan experience to aggregate data to create profiles around fans that attend events. We charge Asset Creators an annual license fee (that can also be paid monthly) and we charge our technology stakeholders a per use fee ranging between $0.10 and $0.20 per ticket.

The Offering

Minimum amount of Units of Crowd SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of Crowd SAFE outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Units of Crowd SAFE	1,070,000
Total Units of Crowd SAFE outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 31, 2018
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 38 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s).

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for Bandwagon to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third

parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Blockchain technology is nascent today and is becoming more widely adopted by startups as well as several Fortune 500 companies. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved SaaS products and thus may be better equipped than us to develop and commercialize blockchain technology solutions. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our solutions will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website or our app, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. These are standard risks that most technology companies face but we want to be transparent. Our blockchain technology and our B2B means that we will be storing our customer's customer information, as well.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

Through our partners, customers, and our direct to customer platform, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers, their customers, and employees, in our data centers and on our networks. The secure processing, storing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information cryptographically on an enterprise grade blockchain, hyperledger fabric. The steps taken and the expenses associated with protecting our information could reduce our operating margins.

An uncertain regulatory framework governing protection of personal data exists and has the potential to carry significant financial penalties.

Regulation (EU) 2016/679 of the European Parliament, commonly known as the General Data Protection Regulation ("***GDPR***") was adopted on April 27, 2016 and became effective on May 25, 2018. The GDPR governs the handling, processing and exportation of personally identifiable data within or from the European Economic Area ("***EEA***"). The GDPR imposes stringent requirements in connection with the acceptance and retention of personal data, with violations of the GDPR being subject to substantial financial penalties. Little to no guidance has been provided by any regulatory agency within the EEA with respect to what will be deemed a violation of the GDPR, and accordingly, there can be no certainty that any business enterprise with exposure to the EEA, such as the Company, will not be deemed, even by incidental omission or inadvertent error, to be in violation of GDPR and financially penalized in an amount that could cause a material adverse effect on its business and ability to continue as an on-going concern.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. It is not uncommon for blockchain and crypto companies to be held for ransom which may slow down our development and put us at risk. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Greg Smith, Kwame Anku, Harold Hughes, Hampton Smith, and Arshad Syed who are a Director, Director, CEO, Director of Data Architecture & Services, and CTO, respectively, of the Company. The Company has or intends to enter into employment agreements with these individuals although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of any one of the aforementioned individuals or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Greg Smith, Kwame Anku, Harold Hughes, Hampton Smith, and Arshad Syed in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Greg Smith, Kwame Anku, Harold Hughes, Hampton Smith, or Arshad Syed die or become

disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions as our technology solutions can (and will) address global markets.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. There is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals. Any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-

cost or free choices, could negatively impact consumer demand for our products and services. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, invoicing problems, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through cellular network carriers, many of whom distribute products from competing manufacturers. The Company also sells its products in most of its major markets directly to enterprise customers and small and mid-sized businesses.

Risks Related to the Securities

The Units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE. Because the Units of Crowd SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units

of Crowd SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 54.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon

such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the

Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company provides analytics and identity management software solutions to sports organizations, festivals, and any ticketed live event (collectively, "***Asset Creators***"). We also work with technology stakeholders around the fan experience to aggregate data to create profiles around fans that attend events. We charge Asset Creators an annual license fee (that can also be paid monthly) and we charge our technology stakeholders a per use fee ranging between $0.10 and $0.20 per ticket.

Business Plan
We are a B2B company, providing identity management software solutions and technology to customers across a broad range of industries. We intend to operate globally but are beginning here in the United States with one common brand and business model designed to enable us to provide our partner and customers around the world with the same high level of service. Drawing on a combination of industry and functional expertise, technology capabilities, and partnerships, and our delivery resources, we seek to provide differentiated services that help our clients measurably improve their business performance and create sustainable value for their fans and stakeholders. By focusing on identity management, we enable our customers and partners to increase marketing efficacy, improve public safety, and generate more revenue. We offer three products today (please see The Company's Products and/or Services section below) and plan to add a fourth product during Q3 2018. Our current solutions include our loyalty card solution, our Blockchain API, and our white-label ticket marketplace. Our newest product will be our Digital Locker Room, which is an app to help fans capture their experiences while providing us with visibility on their engagement. We believe that this suite of products will allow us to grow with our customers and provide opportunities for partnership at every level.

History of the Business
Bandwagon started as secondary ticket marketplace to allow college football fans to buy and sell tickets. While going to market, we needed a way to validate that the tickets being sold were authentic, so we started building a solution that would allow us to solve that problem. In developing our identity management solution, we found that there was a greater market opportunity to move from B2C to B2B and to allow other marketplaces to use our solution. In switching our business model and solution, we are able to tackle a much larger market while solving a much bigger problem.

The Company's Products and/or Services

Product / Service	Description	Current Market
Loyalty Card Solution	In an effort to help teams and technology stakeholders better understand fans that show up for multiple games, we created a card for fans to receive as they enter the game (or in advance). Fans provide their own information via our platform (white labeled through Loyalty Gator).	This product went live in May 2018 with the Sacramento State Hornets' baseball program. We did a 7-game pilot and were able to capture approximately 48% of the fans that entered the games.
Blockchain API	Our blockchain solution (built on Hyperledger Fabric, a permission-based blockchain) is designed to help event organizers create a collaborative ledger for their ticketing partners and other stakeholders . We are building multiple APIs to talk to several different ticketing platforms.	The current customer is Stark RFID, which uses our blockchain to manage their customer relationships with their team partners.
Ticket Marketplace	This was our first product. Our marketplace can be double-sided, allowing fans to buy and resell with each other. it can also be single-sided, allowing an event organizer to sell tickets to their event. We use Stripe for the payment processing.	This product was in the market for football seasons (with enhancements). Right now, it is not in use as we shifted our focus to the B2B products.

We're creating an app that allows a fan to have one single app for their sports fan-hood. It is called our Digital Locker Room app for now. Fans are able to manage their tickets, view team performance, and redeem offers from sponsors while seamlessly being able to toggle between their favorite teams in each sport. It is currently under development. We have interest from SMU and Clemson University to pilot the app once it is developed.

Right now, our CEO serves as our main business development and sales champion. We are going directly to the sports organizations and ticket companies. We also see an opportunity to work through our customer, Stark RFID, to get in front of its customers (which are sports organizations and event organizers).

Competition
The Company's primary competitors are blockchain ticket companies (Aventus, Crypto Tickets, Upgraded, etc.) that are trying to displace industry leaders like StubHub and Ticketmaster. Our business model focuses on working with those industry leaders.

Blockchain in ticketing is becoming more and more popular as a resource to deliver the solution. While most companies are using Ethereum or Bitcoin, we are using Hyperledger Fabric. Unlike Ethereum and Bitcoin, Hyperledger Fabric is a permissioned-blockchain which allows the Company to have more speed than competitors. Also, instead of creating a ticket company to compete with giants like StubHub,

Ticketmaster, and SeatGeek, we set out to work alongside them, making our path to market adoption much smoother. Lastly, because we involve technology stakeholders in our ecosystem from the beginning, we are building a platform that truly focuses on aggregating large amounts of data and creating profiles about fans, regardless of where they bought their tickets.

Supply Chain and Customer Base
Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness. After that, the core of our technology is built in-house. Our blockchain solution is built on the Hyperledger Fabric blockchain. We also license Loyalty Gator's rewards card solution and white label it for our loyalty card product.

We are targeting 3 kinds of customers: asset creators (sports organizations, concert artists, festivals, etc.), ticket marketplaces, and technology companies that participate in the fan ecosystem. We launched our solution with Sacramento State University for their 2018 baseball season and we are expanding our relationship to include college football for the 2018-2019 season.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Loyalty Gator Inc	BandwagonFanClub Inc.	Reseller loyalty dashboard, white label, customer balance/enrollment links, API. Loyalty Gator's no contract monthly plan allows us to cancel anytime with 30 days written notice.	

Given the nascent nature of blockchain technology, proprietary know-how is incredibly valuable absent of patents. Our blockchain solution is built in-house.

Governmental/Regulatory Approval and Compliance
The Company is currently only subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. If and when the Company expands its operations into the global marketplace, it will be subject to and affected by the laws and regulations of international countries and bodies, such as the European Union . These laws and regulations are subject to change. With the adoption of the GDPR, we must also be mindful of how data and platform comply as well as enables our partners to comply.

Litigation
None

Other
The Company's principal address is 400 Birnie Street, Suite J, Greenville, SC 29611

The Company has offices and conducts business in California, South Carolina, and Texas.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Campaign marketing expenses or related reimbursement	8.00%	$2,000	4.67%	$49,969
Estimated Attorney Fees	20.00%	$5,000	0.49%	$5,243
Estimated Accountant/Audit or Fees	12.00%	$3,000	2.80%	$29,960
General Marketing	14.00%	$3,500	14.00%	$149,800
Research and Development	40.00%	$10,000	72.04%	$770,828
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company will use funds at the discretion of the CEO and the Board of Directors to best advance the company. .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Greg Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Board of Directors, October 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Blue Vista Ventures, President, July 2011 - Present

Education
B.S. Mechanical Engineering, Clemson University, 1984
MIBS, Darla Moore School of Business University of South Carolina, 1988

Name
Kwame Anku

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Board of Directors, October 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Black Angel Tech Fund, Principal, June 2016 - Present
Black Angel Tech Fund, Co-Founder, May 2015 - Present
New Dawn Global, Principal, June 2016 - Present

Education
Bachelors Degree, Stanford University - 1994

Name
Harold Hughes

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Board of Directors, September 2015 - Present
Founder, CEO, May 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
BandwagonFanClub Inc., Founder & CEO, May 2014 - Present
ViewSonic, Regional Sales Manager, July 2015 - January 2016
ScanSource, Inc - Various positions, May 2007 - July 2015

Education
B.A. - Economics, Clemson University, 2008
B.A. - Political Science, Clemson University, 2008
M.B.A. - Clemson University, 2014

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Harold Hughes

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Board of Directors, September 2015 - Present
Founder, CEO, May 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
BandwagonFanClub Inc., Founder & CEO, May 2014 - Present
ViewSonic, Regional Sales Manager, July 2015 - January 2016
ScanSource, Inc - Various positions, May 2007 - July 2015

Education
B.A. - Economics, Clemson University, 2008
B.A. - Political Science, Clemson University, 2008
M.B.A. - Clemson University, 2014

Name
Samotria Holmes

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO, February 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
POS-X, Inc. Executive Account Manager, October 2017-Present
Ella's Kitchen, LLC Owner, June 2017-Present
ScanSource, Inc . Sales Manager, 2007-2017

Education
B.S. Marketing, Clemson University 2007

Name
Arshad Syed

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO, February 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Bandwagon Fan Club, LLC, Chief Technology Officer, February 2017 – Present
Full-stack Software Engineer (contractor) and Technical Advisor, iEHRonline Inc. - San Jose, CA (December 2015 to Jan 2017)
2. Part-time member of Faculty, Mission College, Santa Clara, CA (January 2016 - present):
3. Co-founder & CTO, Eagle, Apps Inc. - Bainbridge Island, WA (August 2012 to June 2015)
4. Senior Software Engineer (contractor), BigPie, Inc. Oakland, CA (July 2013 to January 2014)

Education
B.A Computer Science, University of Nebraska - Lincoln, 1988

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in South Carolina and California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Arshad Syed	Chief Technology Officer	February 2017	N/A
Hampton Smith	Director of Data Architecture & Services	February 2018	N/A
Dixit Patel	Junior Developer	April 2017	N/A
Samotria Holmes	Chief Operating Officer	February 2017	N/A
La-Vaughnda Taylor	VP of Brand Strategy & Partnerships	July 2016	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,199,201
Voting Rights	1 vote per share of Common Stock
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	34.0%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Obsidian Venture Group, LLC
Amount outstanding	$100,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	July 16, 2019

Type of debt	Convertible Notes
Name of creditor	James P. Clements
Amount outstanding	$100,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	June 15, 2019

Type of debt	Convertible Notes
Name of creditor	Max Allen
Amount outstanding	$10,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	June 15, 2019

Type of debt	Convertible Notes
Name of creditor	Mellie Price
Amount outstanding	$10,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	April 3, 2019

Type of debt	Convertible Notes
Name of creditor	Carri Jones
Amount outstanding	$50,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	February 19, 2019

Type of debt	Convertible Notes
Name of creditor	Backstage Capital Fund III
Amount outstanding	$20,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	February 15, 2019

Type of debt	Convertible Notes
Name of creditor	Blue Vista Ventures
Amount outstanding	$25,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	February 14, 2019

Type of debt	Convertible Notes
Name of creditor	CCA-RA, LLC
Amount outstanding	$25,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	February 9, 2019

Type of debt	Convertible Notes
Name of creditor	CCA-RA, LLC
Amount outstanding	$25,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	December 18, 2018

Type of debt	Convertible Notes
Name of creditor	Blue Vista Ventures
Amount outstanding	$10,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	November 24, 2018

Type of debt	Convertible Notes
Name of creditor	Black Angel Tech Fund I
Amount outstanding	$13,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	November 17, 2018

Type of debt	Convertible Notes
Name of creditor	Black Angel Tech Fund I
Amount outstanding	$13,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	October 26, 2018

Type of debt	Convertible Notes
Name of creditor	Walter Lee
Amount outstanding	$2,500.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	October 3, 2018

Type of debt	Convertible Notes
Name of creditor	Sean Dribben
Amount outstanding	$2,500.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	September 26, 2018

Type of debt	Convertible Notes
Name of creditor	CCA-RA, LLC
Amount outstanding	$12,500.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	September 15, 2018

Type of debt	Convertible Notes
Name of creditor	Greg Smith
Amount outstanding	$25,000.00
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	August 24, 2018

Type of debt	Convertible Notes
Name of creditor	Harry Bell
Amount outstanding	$15,000
Interest rate and payment schedule	6% simple interest
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	August 17, 2018

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Equity	9	$310,000	Formation, Marketing, Research & Development	August 17, 2015	Rule 506(b)
Convertible Note	12	$373,500	Research & Development	May 1, 2017	Rule 506(b)
Convertible Note	3	$260,000	Research & Development	June 15, 2018	Rule 506(b)

Valuation
Based on the Offering price of the Securities, there has been no pre-Offering value ascribed to the Company.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The company is owned by early employees, angel investors, and a couple of early-stage investment firms. Our investors include the Black Angel Tech Fund and Backstage Capital.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Harold Hughes	54.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are an early stage company with initial revenue from pilot projects. We plan to generate revenue within the next twelve months by building out our customer base, starting with early technology adopters and then gaining traction. Our initial customers will be sports organizations, but we are already evaluating potential customers in other industries including concert venues and festivals.

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of Crowd SAFE (Simple Agreement for Future Equity) for up to $1,070,00.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,00.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been arbitrarily set at $1.00. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 2,000,000 shares of common stock, par value $0.0001 per share, of which 1,199,201 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $10,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $10,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does have two shareholder agreements outstanding pursuant to a Stock Restriction Agreement that will issue common stock to two individuals subject to a vesting schedule.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be

anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Harold Hughes
(Signature)

Harold Hughes
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Greg Smith
(Signature)

Greg Smith
(Name)

Director
(Title)

8/17/18
(Date)

/s/Kwame Anku
(Signature)

Kwame Anku
(Name)

Director
(Title)

8/17/18
(Date)

/s/Harold Hughes
(Signature)

Harold Hughes
(Name)

Director
(Title)

8/17/18
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Video Transcript

Exhibit C   Offering Page

Exhibit D   Form of Crowd SAFE

EXHIBIT A
Financial Statements

BANDWAGONFANCLUB INC.

UNAUDITED Financial Statements for the Years Ended

December 31, 2016 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 14, 2018

To: Board of Directors, Bandwagonfanclub Inc.
        Attn: Harold Hughes

Re: 2017-2016 Financial Statement Review
        Bandwagonfanclub Inc.

We have reviewed the accompanying financial statements of Bandwagonfanclub Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statements of income, shareholders' equity and cash flows for the calendar year period(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

BANDWAGONFANCLUB INC.
BALANCE SHEET
As of December 31, 2017 and 2016
See accompanying Notes to the Financial Statements
(UNAUDITED)

ASSETS	**2017**	**2016**
Current Assets:		
Cash and cash equivalents	$ 12,170	$ 60,667
Prepaid expenses	1,050	967
Total Current Assets	13,220	61,634
TOTAL ASSETS	$ 13,220	$ 61,634
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 0	$ 0
Accrued interest	1,587	4,725
Short-term loan	0	25,000
Convertible notes	242,500	35,000
Total Current Liabilities	244,087	64,725
TOTAL LIABILITIES	244,087	64,725
Stockholders' Equity:		
Common Stock, $0.0001 par value, 2,000,000 shares Issued and 1,168,190 shares authorized, 100,000 shares issued as of December 31, 2017 and 2016	112	97
Additional paid in capital	349,564	209,980
Retained earnings	(580,543)	(213,168)
Total Stockholders' Equity	(230,867)	(3,091)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,220	$ 61,634

BANDWAGONFANCLUB INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2017 and 2016
See accompanying Notes to the Financial Statements
(UNAUDITED)

		2017		2016
Revenues	$	41,006	$	59,443
Cost of revenues		15,789		6,993
Gross Profit (Loss)		25,217		52,450
Operating Expenses:				
Research and development		141,567		44,396
General and administrative		226,923		75,515
Sales and marketing		24,102		28,230
Total Operating Expenses		392,592		148,141
Operating Income (Loss)		(367,375)		(200,591)
Provision for Income Taxes		0		0
Net Loss	$	(367,375)	$	(200,591)


BANDWAGONFANCLUB INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2017 and 2016
See accompanying Notes to the Financial Statements
(UNAUDITED)


	Membership Units	Common Stock (Shares)	Membership Value (2015) Common Stock Value (2016-2017)-	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of January 1, 2016	769,500	0	$ 77	$ 0	$ (12,577)	$ (12,560)
Issuance of common stock upon merger	(769,500)	769,500	0	0	0	0
Sale of common stock	0	203,393	20	209,980	0	210,000
Net Income (Loss)	0	0	0	0	(200,591)	(200,591)
Balance as of December 31, 2016	0	972,893	97	209,980	(213,168)	(3,091)
Issuance of common stock upon conversion of notes	0	21,434	2	39,597	0	39,599
Sale of common stock	0	125,933	13	99,987	0	100,000
Net Income (Loss)	0	0	0	0	(367,375)	(367,375)
Balance as of December 31, 2017	0	1,120,260	$ 112	$ 349,564	$ (580,543)	$(230,867)

BANDWAGONFANCLUB INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2017 and 2016
See accompanying Notes to the Financial Statements
(UNAUDITED)

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (367,375)	$ (200,591)
Add back:		
Interest capitalized as principal on convertible notes	3,433	960
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (Decrease) in prepaid assets	83	907
(Decrease) Increase in accounts payable	0	0
(Decrease) Increase in accrued interest	(3,138)	1,641
Net Cash Used In Operating Activities	(366,121)	(197,083)
Cash Flows From Investing Activities		
Purchase of property and equipment	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Short-term debt financings (repayments)	(25,000)	25,000
Issuance of convertible notes	243,500	20,000
Issuance of common stock	100,000	210,000
Net Cash Provided By Financing Activities	318,500	255,000
Net Change In Cash and Cash Equivalents	(48,497)	57,917
Cash and Cash Equivalents at Beginning of Period	60,667	2,750
Cash and Cash Equivalents at End of Period	$ 12,170	$ 60,667
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0
Non-Cash Investing and Financing Activities		
Conversion of convertible notes to 21,434 shares of common stock	$ 39,599	$ 0

BANDWAGONFANCLUB INC.
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2017 and 2016
(UNAUDITED)

NOTE 1 - NATURE OF OPERATIONS

BandwagonFanClub Inc. (which may be referred to as the "Company," "we," "us," or "our") was formed November 15, 2016 as a result of a merger between BandwagonFanClub Inc. and Bandwagon LLC, a limited liability corporation originally incorporated in the state of South Carolina on May 16, 2014. The Company is an events analytic company that uses identity data and the blockchain to provide validity and authenticity information to all stakeholders through user-friendly dashboards.

Since Inception, the Company has relied on advances from founders, short-term loans and raising capital through sale of stock and convertible notes to fund its operations. As of December 31, 2017, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), capital contributions from the founders and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Company is headquartered in Greenville, South Carolina. The Company began operations in 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had $12,170 and $60,667, respectively, of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017 and 2016, the Company did not have any outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2017 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2017. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2017.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – SHORT-TERM CONVERTIBLE NOTES

During the years ended December 31, 2017 and 2016, the Company issued $243,500 and $20,000, respectively, of convertible notes. The notes mature twelve months after issuance and accrue interest at a rate of 6% per year. The notes are automatically convertible into equity on the completion of an equity offering of $250,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of

$5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. If a change of control occurs before the maturity date, than the Company will pay the holder of the convertible note two times the aggregate amount of principal and interest.

NOTE 6 – STOCKHOLDERS' EQUITY

As part of the merger between BandwagonFanClub Inc. and Bandwagon LLC, a limited liability corporation during 2016, the Company converted the ownership of membership units from Bandwagon LLC into the same number of units of common stock in the surviving company. Therefore 769,500 membership units of Bandwagon LLC converted into 769,500 shares of common stock of the Company.

During the years ended December 31 2017 and 2016, the Company issued common stock in receipt for proceeds in the amounts of $100,000 and $210,000 respectively.

During November 2016, the Company's previously issued warrants from 2015 to purchase 38,930 shares of capital stock at a price of $0.0001 per share became exercisable.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Sale of Short-Term Convertible Notes
Between February and April 2018, the Company issued $130,000 of convertible notes. The notes mature twelve months after issuance and accrue interest at a rate of 6% per year. The notes are automatically convertible into equity on the completion of an equity offering of $250,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. If a change of control occurs before the maturity date, than the Company will pay the holder of the convertible note two times the aggregate amount of principal and interest.

After April 2018, the Company issued an additional $210,000 of convertible notes with similar terms to those previously issued except that the term referencing the pre-money valuation (for conversion-to-stock purposes) is $7,500,000 instead of $5,000,000.

Conversion of Convertible Notes
In May 2018, the Company converted $125,000 of convertible notes and accrued interest of $6,916 into 31,011 shares of the Company's common stock.

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") SAFEs for up to $1,070,000. The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through August 14, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

Hey everybody, my name is Harold and I'm the Founder and CEO of BANDWAGON, an analytics and identity management company, that helps fans get connected deeply with their teams and favorite artists. We started BANDWAGON to help fans everywhere enjoy live experiences better, but we know how hard it is to do that when your tickets to your events don't let you in the gate. More than 2.3 Billion dollars is spent every year on fake tickets which means fans like you end up spending money on games and events you can't get into. So we created BANDWAGON to make sure that never happens again.

We use our proprietary technology, powered by the blockchain, to help teams and event organizers know who's showing up on the day of the event, eliminating ticket fraud and making sure that your experience as the buyer is perfect every single time.

As a first generation American and the son to Jamaican parents, I know all too well about the value of education, hard work, and making sure that you're able to provide for your family. I also see that startups - creating them and investing in them - is a great vehicle to create generational wealth and impact your community. And so, I'm really fortunate that we've been able to build this product with a great team and the investors that we have. Launching a startup is hard, but building it with a community makes it extremely rewarding. So I invite you all to jump on the bandwagon with us to help us with this journey from here to wherever we can take it.

EXHIBIT C
Offering Page



Company Name	BANDWAGON
Logo	 BANDWAGON
Headline	Never buy fake tickets ever again.
Cover photo	



Hero Image	

Tags	Black founders, Tech, SAAS, Blockchain, B2B

Pitch text	

Highlights

- Eliminates ticket fraud and connects teams and artists with fans
- Over 1.1 Million tickets processed, powered by blockchain
- Increased first customer's fan data
- IBM Global Entrepreneurship Program member

- Advisors include

  - Mellie Price — ticket industry veteran (sold her company to LiveNation),

  - Orlando Jones — King of Fandom and tech influencer,

  - Dr. Carri Allen Jones — data analytics expert and blockchain enthusiast

- 4th Place in Global Smart Dubai Office Blockchain Challenge (out of more than 200 applicants)

Fans lose 2.3 Billion Dollars in fake tickets annually.



There's simply nothing like being there. Whether that means sitting in the stands while your favorite team wins the championship as confetti rains down or standing in the crowd as you and your friends sing along to your favorite artist's last song at a sell out concert. Unfortunately, due to the fact that so many people want to "be there", ticket scalping and ticket fraud are problems that fans have to deal with all across the globe. This isn't just about sports. Nearly 5 million people a year receive fake tickets to concerts, sporting events and theme parks...and that's just domestically.


THOUSANDS OF BARCA MEMBERS
BANNED OVER TICKET SCAM
Posted by TheTicketingBusinesson 15th May 2018
"Around 3,000 Barcelona members have been suspended over their part in a €1.5m (£1.3m/$1.8m) fake ticket scam at this month's El Clasico match with Real Madrid."
"'We're talking about a massive, organised, articulated and very sophisticated case,' said Barcelona spokesman Josep Vives at a press conference on Monday."
TICKETING
BUSINESS
NEWS

Ultimately, with fans having dozens of options to find tickets to their favorite live events, teams and artists need to find a way to verify the authenticity of tickets regardless of where fans purchase.

BANDWAGON uses blockchain to confirm ticket authenticity regardless of where fans purchase their tickets.



The future of ticketing isn't exclusive partnerships or requiring fans to purchase through one specific app. The future of ticketing is increased distribution, allowing fans to buy tickets however and wherever they want. The future of ticketing is safe, simple, and secure.

BANDWAGON Is...


Safe
A cryptographically secure ledger that prevents ticket fraud
Simple
Hours, not days. Our solution is easy to implement.
Secure
Your customer information is YOUR customer information.

Bandwagon is an analytics company that uses data, and our proprietary blockchain technology, to help teams and event organizers eliminate ticket fraud and while increasing fan engagement.

Why Blockchain?

We believe that blockchain is the right technology to address these issues, by allowing stakeholders to cooperate on a shared model of tickets and fans, with the confidence to know that the model is only ever accessed and modified in ways that meet agreed-upon business rules, enforced by smart contracts securely, mathematically, and cryptographically.

Built on IBM's Hyperledger Fabric Technology

IBM's Fabric platform allows us to roll our own blockchain with an industrial-grade and production-ready infrastructure. Since it is open source and under the Linux Foundation's Hyperledger umbrella, not only can we work closely with experts at IBM, we can also take advantage of a fast-moving community of developers, contributors, and users in the open source ecosystem. Some notes about Fabric:

- Block-extension criteria is a based on **"proof of properly executed contract"**, not "proof of work"
- **Stakeholders work together** to validate proposed changes against pre-established smart contracts.
- **Faster and less wasteful** than other blockchains like Ethereum.

Business model

- Licensing fee: $25,000 - $100,000 (annually)
- Ticket Authentication fee: $0.10 - $0.20 (per ticket, per transaction)

For example, if we sign a professional sports team that has a venue that seats 75,000 fans per game and there are 8 home games in a season, we would expect that more than 50% of fans resell their tickets for each game. That means our revenues from this deal would be:

- Licensing fee: **$100,000**
- Ticket Authentication fee:
  - 75,000 seats x 8 games = 600,000 tickets
  - 600,000 tickets x 0.5 (assuming half the tickets are resold just once) = 300,000 ticket transactions
  - 300,000 x $0.15 = **$45,000**

Total Revenue for 1 year with this customer: $145,000

We want to be viewed in each case as a partner and not a competitor, supporting each link in the existing fan experience. Clients are incentivized to fill in missing pieces about a ticket or a fan because through participation they gain the complete fan picture, as built by the entire network. Our product allows stakeholders to set individual terms and restrictions on their shared data, as well as hold important "crown jewel" data in reserve.

Stadium as a Service


#1
DONATE
Fan Engagement
Food & Beverage Sales
Merchandise Sales
Philanthropy
Sponsorships & Partnerships

- Fan Engagement - Effective communication is key in marketing. Knowing which fans to deliver marketing messages is critical to the success of any marketing activation.
- Day of Event Revenue - Merchandise and Concessions sales make up a large percentage of the operating revenues for most teams and venues. By understanding fans' characteristics and their preferences, our customers are able to optimize their merchandise mix and rest assure that they have food & beverage options for all of their attendees.
- Sponsorships & Partnerships - This is the lifeblood of many event organizers. Brands are willing to pay top dollar to have the opportunity to engage a captive audience so event organizers should do their best to connect them with fans that are genuinely interested in their product or service. This means less unwanted spam for everyone!
- Philanthropy - Sports and charity often go hand-in-hand. Giving fans a vehicle to support their favorite non-profit organizations and causes while enjoying live entertainment benefits everyone involved.

Traction


January 2016
Went Full Time: bootstrapped for 11 months
September 2016
Launched Beta
October 2016
Google for Entrepreneurs
November 2016
Closed Angel Round ($310K)
September 2017
Blockchain Platform went live
November 2017
Accepted into the Capital Factory Accelerator
February 2018
Signed first customer -Sacramento State
May 2018
4th Place in Smart Office Dubai Blockchain Challenge
June 2018
Open Seed Round

With more than 1.1 Million tickets on our system, we are proud to be the largest commercially built ticketing blockchain in the world. While building our solution, we spent a lot of time learning about fans and protecting their data by aggregating it into data points like you see below. Through the identity management platform, we are able to gather fan data, aggregate it, categorize it by segment, and secure it.



We have evaluated that market both domestically and internationally and believe that as the adoption of mobile and RFID tickets continues to increase, our solution will become more and more powerful. Our projections for revenue focus solely on our success in the U.S. but we're already talking to customers in the Caribbean and the UAE.



BANDWAGON Interns Teri & Oluwatoni with President Nelsen

Our work with our first customer, Sacramento State Athletics is a perfect example of how our solution can be used to solve multiple business challenges. The Athletic Department gained valuable insight into who was in their venue as well as what some of their preferences were. Here is some of what we learned together:

- 25% of fans surveyed attended more than 9 baseball games
- 55% of fans that attended baseball also attended Sacramento State football
- 50% of fans normally buy concessions at baseball games
- 65% of Sacramento State baseball fans that attended games live more than 15 minutes away from campus
- 60% of Sacramento State baseball fans that attended games are not alum



"We want all of our fans to have premium experiences and enjoy every facet of that experience. BANDWAGON helps us do that even better."

- Markus Jennings, Associate Athletic Director for External Affairs, Sacramento State Athletics

Market Size


MARKET SIZE
ANNUAL U.S. TICKET MARKET
$14B
Primary
IBISWORLD, 2017
$5B
Secondary
IBISWORLD, 2017
$5B
Fraud
IOVATION, 2016
$16B
Sponsorships
PwC, 2016
OPPORTUNITY IN LIVE EVENTS
NFL
MLB
NBA
NCAA
MLS
NHL
Conventions
Esports
Concerts
Festivals
ComicCon
Performing Arts

Founder & Team

Our small, yet scrappy team is headquartered in Greenville, South Carolina with a presence in Austin, Texas. From an ex-Googler to a military veteran to a cupcaker who paid their way through college by starting a meal delivery company (seriously), we value our differences because of the perspectives that they provide as we set out to solve a major problem with live events around the world.



Harold Hughes, Founder & CEO

The visionary and team captain behind BANDWAGON, Harold brings a wealth of experience from his time in sales and business development in corporate America and as a passionate sports fan. With an MBA and Bachelors degrees from Clemson University (and currently pursuing a Graduate Certificate in Innovation & Entrepreneurship from Stanford University), Harold has the knowledge, insights and experience to help our clients better understand and act upon the available data about their fans to create the ultimate fan experience.

We have been at this for over 2.5 years and we've lasted long enough to know that execution means everything. The decision for our founder, Harold, to go full-time in January 2016 was not an easy one. The idea of bootstrapping is challenging enough without factoring in a growing family but sure enough, we set our goals, followed our plans and executed - we cut the ribbon to launch our first product on August 16, 2016...and welcomed in the youngest member of our Bandwagon, Carter, on August 18th. "The world is often such a divisive and segregated place. We're building BANDWAGON to be a vehicle that brings fans together. We want the buying process to be safe, simple, and secure."



Arshad Syed, CTO

With over 25 years of experience, Arshad is the technology enthusiast who brings the BANDWAGON vision to life. He keeps all the behind the scenes gears running so that all our clients see is a clean, sleek and innovate product. With a computer science degree from Nebraska and experience as everything from an inventor to co-founder, Arshad rises to any challenge.



With years of experience leading large teams and overseeing accounts for clients worth millions at a Fortune 1000 company, Samotria has the background to put our mission into action and ensure that we deliver on our promise to our customers.

Samotria Holmes, COO



Hampton Smith, Director of Data & Architecture Solutions

The brains behind our proprietary blockchain technology, Dr. Hampton Smith is responsible for our secret sauce - the data. From his experience at Google and as an indie video game developer, Hampton knows his stuff and that helps our clients really know their fans.



Kim Klafczynski, Head of Sales & Biz Dev

As a former founder, Kim has a unique background that stems from technology conception/creation/deployment, wellness/talent & F500 business development which allows her to bring a completely unique set of eyes to BANDWAGON.

La-Vaughnda Taylor, Director of Brand Strategy, General Counsel



La-Vaughnda helps mold the BANDWAGON image and fulfillment of our brand promise of ultimately enhancing the overall game day experience for our clients and ultimately the fans.



Together we can change the future of live events by putting an end to ticket fraud and helping each fan, anywhere in the world, have a better experience. - Harold

Our mission is to create better fan communities inside stadiums and arenas across the world. We believe that the key to elevating the fan experience is creating a collaborative environment with the event organizer and every potential distribution channel that fans will use to buy tickets to their events.

Join us in transforming events!

Invest in BANDWAGON

Team



| Harold Hughes | Founder, CEO | The visionary and team captain behind BANDWAGON, Harold brings a wealth of experience from his time in sales and business development in corporate America and as a passionate sports fan. And it doesn't hurt that our fearless leader can work a room. |



| Arshad Syed | CTO | With over 25 years of experience, Arshad is the technology enthusiast who brings the BANDWAGON vision to life...he keeps all the behind the scenes gears |

running so that all our clients see is a clean, sleek and innovate product.

	Kim Klafczynski	Head of Sales & Biz Dev	Kim is our "Weapon X". A SaaS sales expert that has experience as a startup founder, Kim understands how to work with our customers and partners to uncover their true business needs. As a thoughtful listener, Kim is a key asset to our team.
	Hampton Smith	Director of Data Architecture & Services	The brains behind our proprietary blockchain technology, Hampton is responsible for our secret sauce, the data. From his experience at Google and as an indie video game developer, Hampton knows his stuff...and that helps our clients know their fans.
	La-Vaughnda Taylor	Director of Brand Strategy, General Cousnel	With a background steeped in the sports and entertainment worlds, La-Vaughnda helps mold the BANDWAGON image and fulfilment of our brand promise of ultimately enhancing the overall game day experience for our clients and ultimately the fans.
	Mellie Price	Strategic Advisor, Investor	Mellie is the inaugural Executive Director, Commercialization at the Dell Medical School at the University of Texas. She founded Front Gate Tickets, one of the largest privately held ticketing companies before it was sold to Live Nation.
	Orlando Jones	Strategic Advisor	
	Dr. Carri Allen Jones	Strategic Advisor, Investor	
	Harry Bell	Advisor, Investor	
	Greg Smith	Board Member	
	Kwame Anku	Board Member	
	Arlan Hamilton	Investor, Backstage Capital	

	Anthony Goodin	Interim CFO	Entrepreneurial-minded executive with experience leading business and financial operations. Proven leader with passion for inspiring a culture of growth, collaborating as a team, and capitalizing on opportunities.
	Samotria Holmes	COO	With years of experience leading large teams and overseeing accounts for clients worth millions at a Fortune 1000 company, Samotria has just the background to put our mission into action and ensure that we are bringing real value to our customers.
	Clark Mickel	Investor, CCA-RA	
	Dr. Walter Lee	Investor	
	Susan Donkers Franklin	Investor	
	Sean Dribben	Investor	
	Hao Wu	Investor	
	Gene Smith	Investor	
	Hayes Fountain	Investor, OVG	
	Brian Wilson	Investor	

Perks

$150   Your name will be listed on our website under Investors. You can choose to not have your name listed.

$500   Personalized update and thank you video from the founder and CEO (and your choice of any previous perk).

$750	Embroidered BANDWAGON polo (and your choice of any previous perk).
$1,000	A 30-minute video call with our Founder (and your choice of any previous perk).
$2,500	A one-on-one meeting with the Founder at our Headquarters! Travel not included (and your choice of any previous perk).
$5,000	Dinner with our Founder and team in Greenville, Austin, Los Angeles, or San Francisco. Travel not included (and your choice of any previous perk).
$15,000	A BANDWAGON team member will throw you + 5 guests a tailgate party in Austin, TX or Greenville, SC (or within 100 miles of either city). Travel not included.
$25,000	Dinner with our Founder and Strategic Advisor, Mellie Price, in Austin, Texas. Travel not included.
$25,000	Dinner with our Founder and Strategic Advisor, Orlando Jones, in Greenville, South Carolina. Travel not included.
$25,000	Dinner with our Founder and Strategic Advisor, Dr. Carri Allen Jones, in San Francisco, California (or Silicon Valley).
$50,000	A seat on our Advisory Board and dinner with one of our Strategic Advisors in Austin, Greenville, or San Francisco. Travel not included.

FAQ

Shouldn't we just use a traditional database?

Traditional databases are great for supporting internal customers, but where the data meets the wider world businesses need to collaborate and innovate and that means working together to build a cohesive picture of fans, tickets, and events. Bandwagon's open blockchain ecosystem allows stakeholders to come together and share the pieces of the puzzle that allow for deep insight into the fan experience. No need to build or maintain complex APIs and gateways--the data is the gateway.

How can we trust that our proprietary data will be used appropriately?

Built on IBM's open-source Hyperledger Fabric blockchain technology, Bandwagon's fan experience ecosystem supports private chains and network-enforced smart contracts. Share only the data you want to share, and only with the stakeholders with whom you want to share it. Embed smart contracts that ensure your data is only used in just the ways you want.

What is a private

A private chain is a personal immutable ledger of transactions and observations that

chain?

you control. Bandwagon administrates it, you share it with whomever you want and only in the ways you want. Strong elliptic-curve cryptography keeps everybody else out, and embedded smart contracts ensure that those you privilege to contribute do so appropriately.

What is a smart contract?

With a traditional database, data must be manipulated by people and applications that you trust to update it correctly. A bad update and you have incorrect data, data inconsistency, or data loss. Opening a traditional database to partners means building and maintaining expensive APIs and gateways that enforce safe, consistent updates. And, without direct access to the data, multiple cooperating organizations end up maintaining independent fractured databases of the same (hopefully!) information. Smart contracts embed the rules of fair play directly into the data. Cooperating partners get direct access, but are unable to make updates unless they conform precisely to the pre-negotiated rules.

What does it mean that the ecosystem is open?

Bandwagon provides infrastructure that makes the fan experience blockchain ecosystem work, but partners can enter the network themselves, contributing their own infrastructure to form a decentralized network to manage their data and the data of their partners. More partners means more availability, more disaster-resistance, and more stakeholders with an interest in maintaining the integrity of the data.

What is BANDWAGON?

Bandwagon is an analytics and identity management company that uses data to help sports teams and artists increase their revenue and eliminate ticket fraud by focusing on fan identity. Our small, yet scrappy team is headquartered in Greenville, South Carolina but we are fortunate to have presence in Austin, Texas and Sacramento, California thanks to our relationships with Capital Factory and Valley Extends, respectively. From an ex-Googler to a military veteran to a cupcaker who paid their way through college by starting a meal delivery company (seriously), we value our differences because of the perspectives that they provide as we set out to solve a major problem with live events around the world. Our mission is to create better fan communities inside stadiums and arenas across the world. We believe that the key to elevating the experience for these fans is personalization, specifically around the services that are offered and the marketing messages that are being delivered. Our focus began with college football and has now expanded to include other sports to curb the effect of seasonality, however, we are beginning to be approached for our solution to be utilized in other sports, live music arenas, and conventions.

Why Blockchain?

The data that's needed to move the state of the industry forward is siloed in the databases of many different stakeholders who have different needs and market drivers. The teams that issue the tickets know about their season ticket holders but not what happens to the tickets after they leave the distributer. The secondary markets know when a ticket is being sold but not where it was originated and equally important, if it's being sold on another market at the same time. Marketers and vendors may know have an expected target audience, but may not who actually attended the game or who the ticket buyer brought with them.

From a lost opportunity and challenges perspective, we see our solution working for three parties: teams, ticket companies, and brands. For teams, personalization of marketing messages and services begins with identity. By knowing who is in the stadium regardless of the marketplace that the fan used to purchase their tickets, teams are able to curate the fan experience and deliver value that can't be obtained at home.

For ticket companies, identity is everything when it comes to solving the fraud problem. By having a clear audit trail of authenticity, ticket companies can now allow fans to list tickets with certainty of their origin, ownership, and restrictions. As for brands, the biggest opportunity is the ability to do lower customer acquisition costs by using enriched data of fans based on the preferences that they display in aggregate or down to the individual fan level.

We believe that blockchain is the right technology to address these issues, by allowing stakeholders to cooperate on a shared model of tickets and fans, with the confidence to know that the model is only ever accessed and modified in ways that meet agreed-upon business rules, enforced by smart contracts securely, mathematically, and cryptographically. We believe that under this scheme, all stakeholders are properly incentivized to participate in data-sharing, in a way that opens new markets and new opportunities to capture fan engagement and provide enjoyment and a satisfying fan experience.

Why IBM's Fabric platform?

We believe our blockchain solution is a core part of our business and thus wanted to avoid becoming tenants on someone else's chain. This ruled out the Bitcoin Blockchain and solutions like Ethereum early on. At the same time, we see our primary business value not as the providers of a blockchain, but as B2B facilitators, market designers, and consumer data analysts. Our blockchain is an important part of that infrastructure, but it is not itself our product, and so we were interested in exploring chain technologies that eschewed wasteful mining and proof of work and instead focussed on permitting flexible and dynamic smart business contracts.

IBM's Fabric platform allows us to roll our own blockchain with an industrial-grade and production-ready infrastructure. Since it is open source and under the Linux Foundation's Hyperledger umbrella, not only can we work closely with experts at IBM, we can also take advantage of a fast-moving community of developers, contributors, and users in the open source ecosystem. Fabric's block-extension criteria is based not on proof of work, but rather on what we think of as "proof of properly executed contract" in which stakeholders work together to validate proposed changes against pre-established smart contracts. This is both faster and less wasteful than other schemes, and appropriate for our relatively stable pool of stakeholders.

What do we offer to our customers?

The ability to participate in building a fuller profile of fans and a better picture of their customers, marketplaces, and stadiums.

Our goal is to create a product that offers direct value to each stakeholder. We want to be viewed in each case as a partner and not a competitor, supporting each link in the existing fan experience. Clients are incentivized to fill in missing dots about a ticket or a fan because through participation they gain the complete fan picture, as built by the entire network. Our product allows stakeholders to set individual terms and restrictions on their shared data, as well as hold important "crown jewel" data in reserve.

We offer our clients the ability to participate in our blockchain as full peers, running their own instance of our software and thus maintaining full control over their identity and data end-to-end, or to interface with the existing Fabric network either programmatically through our API, or using our easy-to-use point and click frontend.

What's next for BANDWAGON?

2018 is all about increasing our partnerships and use cases to enrich the fan experience. Whether we're partnering with one of the world's largest point of sale companies or integrating with an industry leading RFID ticketing company, we're focused on unlocking the value of in-stadium/in-arena engagement and delivering services both on and offline. As we prepare for our next round of funding, we are actively seeking opportunities to work with teams to help solve their pain points that come from poorly managed database solutions.

What is Blockchain?	Blockchain is a distributed technology that makes it possible for stakeholders to share a collaborative set of data, secure in the knowledge that no matter who serves their data, the data is being served correctly. Mathematical and cryptographic techniques combine to ensure that all participants obey the rules of fair play that are baked into the chain from its inception.
What's the difference between Blockchain and "regular databases"?	With a regular database, a single actor is in charge of holding, securing, and serving the data. Sometimes you host your own database, but many times you pay a third party to host it on your behalf. To interact with that data in a way that is secure and consistent, elaborate gateways and web services are required to manage permissions and data integrity. With Blockchain, the rules of fair play are baked in and multiple actors can access and serve the data, with all parties assured that permissions are respected and data integrity is guaranteed.
What type of Blockchain are you using?	Our blockchain solution is built on the IBM Hyperledger Fabric framework.
How is that different from Ethereum or Bitcoin?	Unlike systems that build on Ethereum or Bitcoin's existing blockchains, Bandwagon is not a tenant of another organization's chain. We own our own technology and run our own chain. As a result of that freedom, we were able to design a technology tailor-made to our use-case rather than letting the tech dictate our business process. Our Hyperledger-Fabric-based blockchain eschews wasteful mining and elaborate cryptocurrency schemes in favor of cooperating business partners collaborating on a chain for the direct benefits it provides.
How do customers participate in your blockchain?	We offer our clients the ability to participate in our blockchain as full peers, running their own instance of our software and thus maintaining full control over their identity and data end-to-end, or to interface with the existing Fabric network either programmatically through our API, or using our easy-to-use point and click front-end.

EXHIBIT D
Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

BANDWAGONFANCLUB INC.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], BandwagonFanClub Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d)(each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

>> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

>> (ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

>> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor understands that no public market now exists for the Securities and that the Company has made no assurances that a public or private market will ever exist for the Securities, and accordingly, Investor may never be able to sell to any third party the Securities issued hereunder.

(j)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(k)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the holders of Units of Safe.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight corier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Greenville, South Carolina. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(i)   In the event the Investor, together with its affiliates, purchases one or more Crowd Safes with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd Safes then held by the Major Investor upon the closing of the First Equity Financing into a number of shares of the CF Shadow Series of Capital Stock in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's Units and will not be integrated with any previous offerings of the Company's Units.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BANDWAGONFANCLUB INC.

By: _____

     Name: Harold Hughes

     Title: Chief Executive Officer

Address: 400 Birnie Street, Suite J,

Greenville, SC 29611

Email: hh@bandwagonfanclub.com

INVESTOR:

By: _____

Name: _____